HORACE MANN INVESTORS, INC.

Financial Statements and Supplemental Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm)

HORACE MANN INVESTORS, INC.

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Horace Mann Investors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Horace Mann Investors, Inc.
(the Company) as of December 31, 2017, the related statements of operations, changes in stockholder's
equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In
our opinion, the financial statements present fairly, in all material respects, the financial position of the
Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended,
in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to
be independent with respect to the Company in accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the
risks of material misstatement of the financial statements, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures
performed in conjunction with the audit of the Company's financial statements. The supplemental information is
the responsibility of the Company's management. Our audit procedures included determining whether the
supplemental information reconciles to the financial statements or the underlying accounting and other records,
as applicable, and performing procedures to test the completeness and accuracy of the information presented
in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether
the supplemental information, including its form and content, is presented in conformity with 17 C.F.R
§ 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in
all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1989.

Chicago, Illinois
February 26, 2018

HORACE MANN INVESTORS, INC.

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	1,687,038
Distribution fees receivable	158,248
Receivable from affiliates	32,704
Dividend receivable	1,354
Commission income receivable	9,662
Deferred tax asset	28,950
Current tax receivable	20,228
Total assets	$ 1,938,184

Liabilities and Stockholder's Equity

Liabilities:

Payables to affiliates	103,108
Current state tax payable	12,451
Accrued expenses and other liabilities	165,562
Total liabilities	$ 281,121

Stockholder's equity:

Common stock, $1 par value. Authorized, issued, and outstanding 5,000 shares	5,000
Additional paid-in capital	110,000
Retained earnings	1,542,063
Total stockholder's equity	1,657,063
Total liabilities and stockholder's equity	$ 1,938,184

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Operations

December 31, 2017

Revenue:

Commissions on the sale and servicing of variable annuities	$	4,730,378
Commissions on the sale of variable life products		220,727
Commissions on the sale of mutual funds		690,902
Administrative service fees from affiliate		118,943
Fees on managed accounts		244,069
Distribution fees		1,571,416
Dividend and interest income		11,141
		7,587,576

Expenses:

Commissions on the sale and servicing of variable annuities	4,730,378
Commissions on the sale of variable life products	90,959
Commissions on the sale of mutual funds	177,387
Distribution fees paid to agents	183,707
Fees on managed accounts paid to agents	91,624
Salaries and other payroll expenses	943,930
Regulatory fees and expenses	498,977
Other expenses	393,041
	7,110,003

Income before income tax expense		477,573
Income tax expense		185,332
Net income	$	292,241

See accompanying notes to financial statements.

3

HORACE MANN INVESTORS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2016	$	5,000	110,000	1,249,822	1,364,822
Net income		-	-	292,241	292,241
Balance at December 31, 2017	$	5,000	110,000	1,542,063	1,657,063

See accompanying notes to financial statements.

HORACE MANN INVESTORS, INC.

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	292,241
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in distribution fees receivable		(34,958)
Increase in deferred tax asset		(4,001)
Decrease in current tax receivable (inclusive of state tax payable)		88,184
Increase in payables to affiliates, net		23,051
Decrease in accrued expenses and other liabilities		(115,809)
Increase in commission income receivable		(2,256)
Increase in dividend receivable		(1,026)
Net cash provided by operating activities		245,426
Cash and cash equivalents at beginning of year		1,441,612
Cash and cash equivalents at end of year	$	1,687,038
Supplementary Disclosures of Cash Flow Information:		
Interest Paid	$	-
Income Taxes Paid		100,974

See accompanying notes to financial statements.

(1)   Description of Business

Horace Mann Investors, Inc. (Investors or the Company) is registered as a broker-dealer under the Securities Exchange Act of 1934 and files financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. Investors is a wholly owned subsidiary of Horace Mann Educators Corporation (Parent) and is a member of Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investors Protection Corporation (SIPC).

Investors is registered with FINRA as a broker-dealer, for the sale of variable life insurance, variable annuities, mutual funds, 529 plans, and individual equity securities on a non-solicited basis. In addition, Investors' acts as a Registered Investment Advisor, through its registration with the Securities and Exchange Commission (SEC), offering investment advisory and financial planning services. The Company has a required net capital of $250,000 to support these activities. Investors operates under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii) exemptions, clearing all transactions on a fully disclosed basis. Investors does not carry customer accounts, hold customer funds or safekeep customer securities.

Investors serves as a distributor of affiliate Horace Mann Life Insurance Company's (HMLIC) variable annuity contracts through registered representatives. In 2017, HMLIC introduced a new annuity series, replacing its previous individual annuity lineup. The new annuity series pays fees based upon a level percentage of account value in lieu of paying commissions up front on each deposit. Renewal commissions will be paid only on flexible premium legacy 403(b) and 457 contracts, excluding any single, lump sum, rollover, increases or replacement premium amounts. Investors is the introducing broker-dealer for Horace Mann Retirement Advantage mutual fund open architecture platform for 403(b)(7) and other defined contribution accounts. The change in compensation structure may affect sales of variable annuity products, in turn reducing the commissions and distribution fees that Investors receives. Since Investors receives the majority of commission revenue from the distribution of HMLIC's contracts, it is dependent on the ongoing operations of HMLIC.

Investors also serves as distributor of Ameritas Variable Life Insurance Company's variable universal life contracts as well as 529 plans through several state sponsored programs. Investors also serves as an introducing broker-dealer for its mutual fund brokerage, whose accounts are carried by Raymond James Clearing. Investors' investment advisory activity involves offering fee-based mutual fund and exchange-traded fund portfolios through its relationships with Raymond James & Associates, Inc., and Envestnet, Inc.

The Company's business involves various risks and uncertainties which are based on general business environments. Conditions in the U.S. and international financial markets affect the sale and profitability of securities products. In general, sales of variable annuities decrease when financial markets are declining or experiencing a higher than normal level of volatility over an extended period of time. Therefore, a weak or volatile financial market performance may adversely affect sales of variable annuity products to potential customers and may reduce the market value of existing customers' investments in variable annuity products, in turn reducing the commissions and distribution fees that Investors receives.

(2)   Significant Accounting Policies

(a)   Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent

(b)   ***Commissions and Fee Income***
Investors receives commission revenues from HMLIC and authorized third-party vendor products. Commission revenue from HMLIC is based on assets under management at a point in time as well as renewal commission. Commission revenue received on variable life insurance and 529 plans are calculated from standard load and breakpoint tables published by the various investment companies. Additionally, Investors receives asset based fees on managed accounts. Investors receives these asset based fees on a quarterly basis, in advance, including pro-rated quarterly fees on a monthly basis for new accounts. Investors recognizes the asset based fees during the period in which the revenue is earned.

Commission expense is calculated based on contracts with its registered representatives. Investors pays commissions to its registered representatives via Horace Mann Service Corporation (HMSC), an employer service affiliate of HMLIC and Investors.

Investors receives monthly distribution payments of 12b-1 fees from Ultimus Fund Solutions, LLC, the distributor for the Wilshire Variable Insurance Trust. These distribution payments are calculated monthly based on the net asset value of the funds.

(c)   ***Cash and Cash Equivalents***
Cash and cash equivalents are comprised of cash and money market demand accounts.

(d)   ***Comprehensive Income***
The Company currently has no differences between comprehensive income as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 220, *Comprehensive Income*, and its net income as presented in the Statement of Income.

(e)   ***Income Taxes***
Investors is included in the Parent's consolidated federal income tax return. In accordance with the tax-sharing agreement, its income tax expense or benefit is generally computed as if Investors was filing a separate federal income tax return. Federal and State income tax balances receivable or payable are due from or to the Parent.

Deferred tax assets and liabilities are recognized for all future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company evaluates deferred tax assets periodically to determine if they are realizable. Factors in the determination include the performance of the business including the ability to generate capital gains from a variety of sources and tax planning strategies. If, based on available information, it is more likely than not that deferred income tax assets will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Charges to establish a valuation allowance could have an adverse effect on the Company's results of operations and financial position.

The Company records liabilities for uncertain tax filing positions in accordance with FASB ASC Topic 740, *Income Taxes*, where it is more-likely-than-not that the position will not be

sustainable upon audit by taxing authorities. These liabilities are reevaluated routinely and are adjusted appropriately based upon changes in facts or law. The Company has no unrecorded liabilities from uncertain tax filing positions.

The Company's effective tax rate would be affected to the extent there were unrecognized tax benefits that could be recognized. There are no positions for which it is reasonably possible that the total amount of unrecognized tax benefit will significantly increase within the next 12 months.

(f)   *Fair Value Measurements*
The Company, in accordance with FASB ASC Topic 820, *Fair Value Measurement*, has an established framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The carrying amount of the assets approximates fair value unless otherwise noted on the Statement of Financial Condition. The fair value of the financial assets (which include cash and cash equivalents) carried at fair value were measured using quoted market prices in active markets (Level 1 inputs).

(g)   *Subsequent Events*
The Company has evaluated subsequent events through February 26, 2018, the date these financial statements were issued.

(h)   *Pending Accounting Standards*
In May 2014, ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* was issued, which provides a comprehensive new revenue recognition model that requires a company to recognize revenue depicting the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also provides guidance on accounting for certain contract costs and requires new disclosures. The standard is effective for annual reporting periods beginning after December 15, 2017.

Based on our evaluation, we expect to adopt the new standard using the full retrospective approach. Our implementation efforts include identifying revenues and costs within the scope of the standard, reviewing contracts, and documenting policies under the new standard. As a result of our analysis, we identified limited changes to our existing revenue recognition accounting policies. Based on our implementation efforts to date, we expect that we will be required to change our current presentation of certain revenues from a gross presentation to a net presentation, particularly with respect to certain commission revenues and expenses. We expect the adoption will not have a material impact on Net Income on the Statement of Operations or Stockholder's Equity on the Statement of Financial Condition.

(3) Transactions with Related Parties

Investors has common management and shares office facilities with the Parent and other subsidiaries of the Parent, and is a party to several intercompany service agreements. Under these agreements, Investors paid $1,834,014 for the management, administrative and data processing services, and utilization of personnel in 2017. These amounts are located in salaries and other payroll expenses, $943,930, regulatory fees and expenses, $498,977, and other expenses, $391,107 in the Statement of Operations. Intercompany balances are settled monthly. Investors receives service fees for certain administrative services performed for the Parent and other affiliated companies. The terms of the service contracts are determined by management and may be modified annually.

In 2017, Investors recognized $4,730,378 of commission income for the sale and servicing of HMLIC variable annuity contracts. Investors also earned $118,943 in administrative services fees from HMLIC.

(4) Income Taxes

On December 22, 2017, comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "Tax Act") was enacted by the U.S. government. The Tax Act is generally effective January 1, 2018, and among other changes, reduced the federal corporate income tax rate from 35% to 21%, eliminated the corporate Alternative Minimum Tax, modified numerous insurance-specific provisions, and further limited deductions for executive compensation. The effects of the Tax Act are reflected in the Company's deferred tax calculations as of December 31, 2017.

FASB ASC Topic 740, *Income Taxes*, requires that the impact of the Tax Act be recognized in the period in which the law was enacted. As a result, total income tax expense for 2017 included an expense of $7,471 to reflect the change in tax rates included in the Tax Act as of the date of enactment, as a result of re-measuring the Company's deferred taxes.

Investors paid income tax of $100,974 to the Parent in 2017.

Income tax asset:	2017
Current tax receivable	$ 20,228
Current State tax payable	(12,451)
Deferred tax asset	28,950
Net income tax asset	$ 36,727

The "temporary differences" that give rise to the deferred tax balances at December 31, 2017 were as follows:

Deferred tax assets:

Pension and employee benefits	$ 12,288
Non-deductible accruals	6,470
State tax, net	14,018
Total gross deferred tax assets	32,776
Deferred tax liabilities:	
Fixed assets	3,826
Total gross deferred tax liabilities	3,826
Net deferred tax asset	$ 28,950

Based on the Company's historical earnings, future expectations of adjusted taxable income, as well as reversing gross deferred tax liabilities, the Company believes it is more likely than not that gross deferred tax assets will be fully realized and that a valuation allowance with respect to the realization of the total gross deferred tax assets is not necessary.

At December 31, 2017, the Company had no capital or net operating loss carryforwards.

The components of the income tax expense (benefit) for 2017 were as follows:

Current	$ 189,333
Deferred	(4,001)
Total income tax expense	$ 185,332

Income tax expense differed from the expected tax computed by applying the federal corporate rate of 35% to loss before income taxes as follows:

Expected federal tax on income	$ 167,151
Add tax effects of:	
Allocated non-deductible expenses	2,542
Provision to return adjustment	(1,097)
Deferred re-measurement	7,471
State tax expense (net)	9,265
Total income tax expense	$ 185,332

The Company's federal income tax returns for years prior to 2014 are no longer subject to examination by the Internal Revenue Service (IRS).

The Company classifies all interest and penalties as income tax expense. As of December 31, 2017, the Company has recorded $0 in liabilities for tax related interest and penalties on its Statement of Financial Condition.

(5) Employee Pension and Postretirement Benefits

All of Investors personnel are employees of HMSC. Salaries, pension and related benefits are allocated by HMSC to Investors for these services. Employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by the Parent. The Parent sponsors two

qualified and two non-qualified retirement plans. Expense allocated by HMSC to Investors in 2017 for the qualified and non-qualified plans total $46,535 and $5,838, respectively, and is located in salaries and other payroll expenses in the Statement of Operations.

Substantially all employees participate in a 401(k) plan. The Parent matches each dollar of employee contributions in the 401(k) plan up to a 5% maximum – in addition to providing an automatic 3% "safe harbor" contribution. The Company contribution vests after 5 years of service.

Employees, who were hired prior to 1998, have a vested accrued benefit in a frozen qualified defined benefit plan. Participants' ceased accruing benefits for earnings and years of service in the frozen qualified defined benefit plan in 2002. The Parent's policy for the frozen defined benefit plan is to contribute to the plan amounts which are actuarially determined to provide sufficient funding to meet future benefit payments as defined by federal laws and regulations. All assets for the qualified plans are held in their respective plan trusts.

Certain employees participate in a non-qualified defined contribution plan while certain retirees are receiving benefits under the frozen non-qualified defined benefit plan. The non-qualified plans were established for specific employees whose otherwise eligible earnings exceeded the statutory limits under the qualified plans. Benefit accruals under the non-qualified defined benefit plan were frozen in 2002 and all participants are currently in payment status. Both the non-qualified frozen defined benefit plan and the non-qualified contribution plan are unfunded plans with contributions made at the time payments are made to participants.

(6) Net Capital Requirement

Investors, as a broker-dealer, is subject to the SEC's net capital requirements. Those requirements prohibit a broker-dealer from engaging in any securities transaction at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined in Rule 15c3-1; or (b) its net capital is less than the minimum required. At December 31, 2017 Investors' net capital and required net capital were $1,385,353 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was .20 to 1.

(7) Contingent Liabilities

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company, after consultation with outside legal counsel, believes that the amount for which it could be liable, if any, will not have a material adverse effect on the Statement of Financial Condition or Statement of Operations.

Schedule I

HORACE MANN INVESTORS, INC.

Computation of Net Capital Pursuant to Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2017

Computation of net capital:

Total stockholder's equity from statement of financial condition qualified for net capital	$	1,657,063
Total nonallowable assets:		
Distribution fees receivable		(158,248)
Receivable from affiliates		(32,704)
Deferred tax asset		(28,950)
Current tax receivable		(20,228)
		(240,130)
Haircut on securities - Money Markets		(31,580)
Net capital		1,385,353
Computation of aggregate indebtedness – Total liabilities		281,121
Net capital requirement (greater of 6.67% of aggregate indebtedness or $250,000)		250,000
Excess net capital		1,135,353
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirements		1,085,353
Ratio of aggregate indebtedness to net capital		.20 to 1

Note: There are no material differences between the computation presented above and the computation of net capital under Rule 15c3-1 as of December 31, 2017 filed by Investors in its Form X-17A-5 on January 25, 2018.

See accompanying report of independent registered public accounting firm.

HORACE MANN INVESTORS, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2017

Not applicable - exempt under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii)

See accompanying report of independent registered public accounting firm.

HORACE MANN INVESTORS, INC.

Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

of the Securities and Exchange Commission

December 31, 2017

Not applicable - exempt under SEC Rule 15c3-3(k)(2)(i) and SEC Rule 15c3-3(k)(2)(ii)

See accompanying report of independent registered public accounting firm.

HORACE MANN INVESTORS, INC.

Exemption Report

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Horace Mann Investors, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Horace Mann Investors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k) (2)(i) and (2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chicago, Illinois
February 26, 2018

Horace Mann Investors, Inc.
Exemption Report
December 31, 2017

Horace Mann Investors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*:

17 C.F.R. § 240.15c3-3(k)(2)(i) and 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

____
Horace Mann Investors, Inc.

I, Kimberly A. Johnson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Financial and Operations Principal

Date: February 26, 2018

HORACE MANN INVESTORS, INC.

SIPC Assessment Reconciliation

December 31, 2017

(With Independent Auditors' Report Thereon)



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)**

The Board of Directors
Horace Mann Investors, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, which were agreed to by Horace Mann Investors, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, including the corrected SIPC-6, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 26, 2018